EXHIBIT 99.2 NR 10May13

PRESS RELEASE
CZN-TSX CZICF-OTCQB	FOR IMMEDIATE RELEASE May 10, 2013
Annual General Meeting and Adoption of Advance Notice Policy

Vancouver, British Columbia, May 10, 2013 - Canadian Zinc Corporation (TSX: CZN; OTCQB: CZICF) (“the Company” or “Canadian Zinc”) announces that the Annual General Meeting (“AGM”) of shareholders  will be held on June 12, 2013 at 10:00 a.m., Vancouver time at 30th Floor, 650 West Georgia Street, Vancouver, British Columbia.

Adoption of Advance Notice Policy

The Company also announces the approval and adoption by its Board of Directors of an Advance Notice Policy (the "Policy"), subject to ratification by shareholders at the AGM.

The purpose of the Policy is to bring the Company in line with current good corporate governance practice and to provide shareholders, directors and management of the Company, with a clear framework for nominating directors of the Company.

Canadian Zinc is committed to: (i) facilitating an orderly and efficient annual general or, where the need arises, special meeting, process; (ii) ensuring that all shareholders receive adequate notice of the director nominations and sufficient information regarding all director nominees; and (iii) allowing shareholders to register an informed vote after having been afforded reasonable time for appropriate deliberation.

The Policy, among other things, includes a provision that requires advance notice to the Company in certain circumstances where nominations of persons for election to the Board of Directors are made by shareholders of the Company. The Policy fixes a deadline by which director nominations must be submitted to the Company prior to any annual or special meeting of shareholders and sets forth the information that must be included in the notice to the Company. No person will be eligible for election as a director of the Company unless nominated in accordance with the Policy.

In the case of an annual meeting of shareholders, notice to the Company must be made not less than 30 days and not more than 65 days prior to the date of the annual meeting; provided, however, that, in the event that the annual meeting is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of the annual meeting was made, notice may be made not later than the close of business on the 10th day following such public announcement.

In the case of a special meeting of shareholders called for the purpose of electing directors (whether or not called for other purposes), notice to the Company must be made not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting was made.

The full text of the Advance Notice Policy is available on the Company's website (www.canadianzinc.com) or upon request by contacting the Company's Chief Financial Officer, Vice President, Finance and Corporate Secretary, Trevor L. Cunningham, at (604) 688-2001 or trevor@canadianzinc.com.

The Advance Notice Policy is in effect as at the date of this news release. The Company will seek shareholder ratification of the Policy at its next annual general meeting of shareholders which will be held on June 12, 2013.  If the Policy is not confirmed at the AGM, the Policy will terminate and be of no further force and effect following the termination of the AGM.

About Canadian Zinc

Canadian Zinc is a Toronto-listed exploration and development company. The Company’s key project is the 100%-owned Prairie Creek Project located in the Northwest Territories, Canada. The Prairie Creek Project contains a Mineral Reserve of 5.2 million tonnes averaging 9.4% zinc, 9.5% lead and 151 g/t silver and an Inferred Resource of 6.2 million tonnes averaging 14.5% zinc, 11.5% lead, 0.57% copper and 229 g/t silver. (AMC Mining Consultants (Canada) Ltd. J M Shannon and D Nussipakynova, Qualified Persons, June 2012).

A Pre-Feasibility study completed by SNC-Lavalin in June 2012 indicates a pre-tax net present value of $253 million using an 8% discount, with an internal rate of return of 40.4% and payback period of three years using long-term metal prices of $1.00/lb zinc, $1.00/lb lead and $26.00/oz. silver, based on the Mineral Reserve alone.

Canadian Zinc also holds a 100% interest in the South Tally Pond VMS project, along with other property interests in central Newfoundland, where a successful drilling program was carried out in winter 2013.

For further information contact:

John F. Kearney	Alan B. Taylor	Steve Dawson
Chairman	VP Exploration & Chief Operating Officer	VP Corporate Development
(416) 362-6686	(604) 688-2001	(416) 203-1418
Suite 700 – 220 Bay Street Toronto, ON M5J 2W4 Fax: (416) 368-5344	Suite 1710 – 650 West Georgia Street, Vancouver, BC V6B 4N9 Fax: (604) 688-2043 Tollfree:1-866-688-2001	Suite 700 – 220 Bay Street Toronto, ON M5J 2W4 Fax: (416) 368-5344
E-mail: invest@canadianzinc.com                                                                Website: www.canadianzinc.com